Exhibit 99.3

NOTICE OF OUR 2022 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Your vote is important this annual and special meeting is your opportunity to voice your opinion on important issues concerning the operations of our company shareholders are encouraged to exercise their to vote voting contributes to the good governance of the company and safeguards your investment from the possible activism  or organized groups of minority shareholders who seek to exploit low polls the attached management information circular (the Circular) includes important information about what the 2022 annual and special meeting of shareholders will cover, how to vote, our governance practices, and executive compensation at precision drilling corporation their year, we will be holding the meeting in a virtual-only format via live audio webcast available at https:weblumiagm.com/275227875 where registered shareholders and duly appointed proxyholders can participate, vote, or submit questions during the meeting by order of the board of directors, /s/ veronica H. Foley veronica H. foley chief legal and compliance officer precision drilling corporation Calgary, Alberta march 30, 2022 business 1 receive the audited consolidated financial statements and report of the auditors for the year ended December 31, 2021 2 elect the directors 3 appointment the auditors and authorize the directors to set the auditors ‘fees 4 participate in our “say on pay” advisory vote 5 approving a resolution, the full text of which is set forth in the circular, approving the reconfirmation and continuation of our shareholder rights plan 6 approving a resolution, the full text of which is set forth in the circular, approving amendments to the omnibus equity incentive plan (Omnibus Plan) describe in the circular 7 other business when may 12, 2022 10:00 am. Mountain daylight time (MDT) where virtual-only meeting via live audio webcast online at https://web.lumiagm.com/275227875 logo